

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 11, 2009

<u>Via U.S. Mail and Facsimile</u>

Mr. Almaymoon Mawji
 President
EASY CD YEARBOOK, INC.
Suite 112, 5348 Vegas Drive
Las Vegas, Nevada 89108

> **Re: Easy CD Yearbook, Inc.**
> **Item 4.01 Form 8-K, filed August 10, 2009**
> **File No. 0-53448**

Dear Mr. Mawji:

 We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Joe A. Foti
Senior Assistant Chief Accountant